UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Information Contained in this Form 6-K Report

Entry Into Construction, Network Infrastructure and Maintenance Agreements for Indonesia AI Computing Deployment

Agencia Comercial Spirits Ltd (the “Company”) announced that its subsidiaries have entered into agreements relating to data center construction, network infrastructure procurement, and technical support and maintenance services in connection with the Company’s planned expansion into AI computing infrastructure in Indonesia.

A subsidiary of the Company entered into a binding letter of award for the general construction works of a planned data center in West Java, Indonesia, with an accepted contract amount of approximately US$40 million to US$50 million, inclusive of applicable Indonesian value-added tax.

Separately, a subsidiary of the Company entered into an equipment procurement contract for network infrastructure equipment and related components with an aggregate value of approximately US$10.1 million. The same subsidiary also entered into a five-year on-site technical service and equipment maintenance agreement in relation to certain computing equipment. The arrangement includes on-site technical support, routine inspections, incident response, coordination of manufacturer warranty resources, and third-party equipment maintenance services, with fixed on-site personnel service fees of approximately US$1.0 million over the five-year period.

The agreements are infrastructure construction, procurement and service arrangements intended to support the Company’s planned AI computing infrastructure deployment in Indonesia. They also form part of the Company’s broader initiative to expand into AI computing infrastructure and cloud-based computing services while continuing its existing whisky import and distribution business. They are not customer revenue contracts and do not, by themselves, guarantee that the relevant facilities will be completed, that the equipment will be delivered or successfully deployed, or that the contemplated computing capacity will become operational, fully utilized, or generate revenue or profitability.

Management believes that the Company’s planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity in Southeast Asia. However, the Company’s AI computing infrastructure strategy remains subject to significant business, operational, financing, construction, supply chain, technology, regulatory, customer demand, and execution risks.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated July 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: July 17, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

3